UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41181

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Tokyo Lifestyle Co., Ltd.
(Translation of registrant’s name into English)

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Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Convocation of Extraordinary General Meeting of Shareholders of Tokyo Lifestyle Co., Ltd.

In accordance with the rules and regulations of the Japanese Companies Act, Tokyo Lifestyle Co., Ltd. (the “Company”) has sent a notice and accompanying information, including voting instructions, to the holders of its ordinary shares and American Depositary Shares with respect to its Extraordinary General Meeting of Shareholders to be held in Tokyo, Japan on November 30, 2026 (the “Notice”).

As previously disclosed in the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission on October 14, 2026, the shareholders will be asked to approve the proposed cash dividend of JPY1.432 per ordinary share at the Extraordinary General Meeting of Shareholders.

In addition, at a meeting held on October 22, 2026, the Company’s board of directors approved a proposal to reduce the Company’s stated capital by JPY284,419,000, from JPY294,419,000 to JPY10,000,000, with the entire amount of the reduction to be transferred to capital reserve (the “Proposed Capital Reduction”). The Proposed Capital Reduction is subject to shareholders’ approval at the Extraordinary General Meeting of Shareholders and completion of the applicable creditor protection procedures under Japanese law and is expected to become effective on December 11, 2026.

A complete copy of the Notice and the form of proxy card are furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit 99.1 and Exhibit 99.2 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.
By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director (Principal Executive Officer)

Date: November 6, 2026

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Convocation of Extraordinary General Meeting of Shareholders to be held on November 30, 2026
99.2	Form of Proxy Card